UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Highlights on production and sales in 1Q24

Rio de Janeiro, April 29, 2024

In 1Q24, average production of oil, NGL and natural gas reached 2,776 MMboed, increase of 3.7% when comparing with the same period last year (1Q23). Among the main factors behind this variation, we can highlight the ramp-up of the FPSOs Almirante Barroso, P-71, Anna Nery, Anita Garibaldi and Sepetiba, as well as the start-up of 19 new wells from complementary projects in the Campos (11) and Santos (8) basins.

It is worth mentioning that, in comparison with 4Q23, production was 5.4% lower mainly due to the higher volume of losses due to stoppages and maintenance, as projected in the Strategic Plan 2024-28 (SP 2024-28), and the natural decline of mature fields. These effects were partially offset by the greater contribution of the FPSOs Almirante Barroso (Búzios field) and P-71 (Itapu field), after reaching peak production during 4Q23, and by the ramp-up of the FPSOs Sepetiba (Mero field) and Anita Garibaldi (Marlim, Voador and Espadim fields).

On March 7, we started delivering gas through P-68, located in the Berbigão and Sururu fields, helping to increase the reliability of gas deliveries through the integrated Santos Basin network.

On February 24, FPSO Marechal Duque de Caxias left the shipyard in Yantai, China, heading for the Mero field, located in the pre-salt of Santos Basin. The platform, which will be the field's third definitive production system, is scheduled to start operating in the second half of this year and has the capacity to produce up to 180 Mbpd of oil and 12 MMm³/d of natural gas.

On March 2024, Búzios field reached the production milestone of 1 billion barrels of oil. The field currently operates with five platforms: P-74, P-75, P-76, P-77 and Almirante Barroso. In the 2024-28 SP, we project the deployment of six more units in the field by 2027.

In the Refining, Transportation and Marketing segment, total production of oil products in 1Q24 was 1,753 mbpd, 6.1% higher than in 1Q23. The share of diesel, gasoline and jet fuel in total production was 67% in 1Q24, in line with the same period last year.

The total utilization factor (FUT) of the refining facilities remains high, reaching 92% in 1Q24, 7 p.p. higher than in 1Q23 and 2 p.p. lower than in 4Q23, even with significant scheduled stoppages at REPAR and REPLAN.

In 1Q24, pre-salt oils represented 67% of the feedstock in Refining, 2 p.p. above 4Q23, contributing to a more sustainable refining activity and high yields of diesel, gasoline and jet fuel.

Regarding Energy Efficiency and Operational Excellence in Refining, the RefTOP Program, based on the 2024-28 SP, covers all the refining facilities. The Program's optimization projects and initiatives helped us achieve 36.3 kgCO2e/CWT in Greenhouse Gas Emission Intensity in 1Q24, 1.4 kgCO2e/CWT less than in 1Q23, and 104.8 in Energy Intensity, 1.7 points lower than in 1Q23, in line with our focus on achieving the commitments made for 2030. These results indicate a reduction in greenhouse gas emissions in the quarter equivalent to more than 2,200 urban buses running 5 days a week, 300 km/day.

As of March, we have expanded our offerings of more sustainable products on the domestic market by starting to sell diesel with renewable content (R5) in São Paulo at RPBC, which, like REPAR, is already able to regularly sell fuel capable of reducing greenhouse gas emissions. In addition, we established a partnership with the second largest asphalt distributor in the country to sell CAP Pro W, a product launched at the end of last year, stimulating the development of the more sustainable asphalt market.

In line with the strategy of expanding access to markets in the interior of the country, we started selling diesel and gasoline in Rio Verde (GO), the second new sales hub in the Midwest, a region whose demand for fuels has increased mainly due to agribusiness. The first new hub was Rondonópolis (MT), inaugurated at the beginning of last year.

2

We carried out the scheduled stoppage of the Mexilhão Platform (Route 1) for preventive maintenance, aiming to continuing production, flow and natural gas supply operations safely. During this period of restricted domestic gas supply, the Company operated through its portfolio of offerings made up of domestic and imported origins (Bolivian gas and LNG) to fulfill its signed commitments. It should be noted that this intervention was carried out in parallel with the scheduled maintenance of the Caraguatatuba Gas Treatment Unit (UTGCA), in order to minimize the effects of gas delivery restrictions.

We resumed ownership of the Bahia LNG Regasification Terminal (TRBA) on 01/01/2024, without operational discontinuity, after the end of the lease period for third parties, at the same time as we put the Excelerate Sequoia LNG regasification vessel (FSRU) into operation at TRBA.

We acquired international I-REC certification (Renewable Energy Certificate) that neutralizes Petrobras' scope 2 emissions by 2023, ensuring that all the electricity purchased by Petrobras to carry out its activities has been generated by renewable sources.

Disclaimer

These presentations may contain forecasts of future events. Such forecasts reflect only the expectations of the Company's management about future economic conditions, as well as the Company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which clearly involve risks and uncertainties foreseen or not foreseen by the Company and, consequently, are not guarantees of the Company's future results. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 2Q24 onwards are estimates or targets. The operating data contained in this report has not been audited by the independent auditor.

3

1 - Exploration & Production

				Variation (%)
Thousand barrels of oil equivalent per day (Mboed)	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Crude oil, NGL and natural gas - Brazil	2,742	2,901	2,640	(5.5)	3.9
Crude oil and NGLs (Mbpd)	2,236	2,361	2,141	(5.3)	4.4
Onshore and Shallow water	35	36	56	(2.8)	(37.5)
Post-salt - deep and ultra deep	343	388	383	(11.6)	(10.4)
Pre-salt	1,857	1,937	1,702	(4.1)	9.1
Natural gas (Mboed)	507	540	499	(6.1)	1.6
Crude oil, NGL and natural gas - abroad	33	34	36	(2.9)	(8.3)
Total (Mboed)	2,776	2,935	2,676	(5.4)	3.7
Total - commercial (Mboed)	2,428	2,572	2,352	(5.6)	3.2
Total - operated (Mboed)	3,855	4,045	3,745	(4.7)	2.9

In 1Q24, our operational performance was in line with our projections, with average production of oil, NGL and natural gas reaching 2,776 Mboed, 5.4% lower than in 4Q23.

Oil production in the pre-salt was 1,857 Mbpd, 4.1% lower than in 4Q23, mainly due to higher losses from stoppages and maintenance, an effect partially offset by the higher contribution of FPSOs Almirante Barroso and P-71, the ramp-up of the FPSO Sepetiba and the start-up of 2 new wells from complementary projects in the Tupi field in the Santos Basin.

Post-salt production was 343 Mbpd, 11.6% lower than in 4Q23, mainly due to higher losses from stoppages and maintenance and the natural decline in production, factors partially offset by the ramp-up of FPSO Anita Garibaldi.

Onshore and shallow water production was 35 Mbpd, in line with the previous quarter. International production was 33 Mboed, from fields in Bolivia, Argentina and the United States, in line with 4Q23.

4

2 – Refining, Transportation and Marketing*

				Variation (%)
Operational (Mbpd)	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Total sales volume in the domestic market	1,648	1,733	1,697	(4.9)	(2.9)
Diesel	691	748	715	(7.6)	(3.4)
Gasoline	386	407	414	(5.2)	(6.8)
Jet Fuel	107	105	107	1.9	−
Naphtha	65	70	69	(7.1)	(5.8)
Fuel Oil	37	35	33	5.7	12.1
Liquefied Petroleum Gas (LPG)	199	203	194	(2.0)	2.6
Others	163	165	165	(1.2)	(1.2)
Total production volume	1,753	1,798	1,652	(2.5)	6.1
Diesel	699	730	657	(4.2)	6.4
Gasoline	391	414	372	(5.6)	5.1
Jet Fuel	92	88	85	4.5	8.2
Naphtha	77	71	64	8.5	20.3
Fuel Oil	205	204	200	0.5	2.5
Liquefied Petroleum Gas (LPG)	120	122	113	(1.6)	6.2
Others	169	169	161	−	5.0
Reference feedstock	1,813	1,813	1,851	−	(2.1)
Total distillation feedstock (1)	1,670	1,711	1,566	(2.4)	6.6
Total refining plants utilization factor (1) (*)	92%	94%	85%	(2.0)	7.0
Fresh processed feedstock (2)	1,628	1,683	1,527	(3.3)	6.6
NGL processed feedstock	48	46	46	4.3	4.3
Domestic crude oil as % of total processed feedstock (*)	91%	91%	90%	−	1.0
Pre-salt crude oil as % of total processed feedstock (*)	67%	65%	62%	2.0	5.0
(*) Variations in percentage points.

The volume of oil products sold in 1Q24 fell by 4.9% compared to 4Q23, mainly diesel and gasoline.

The 7.6% reduction in diesel sales was influenced by the seasonality of consumption, which decreases during the first few months of the year due to the lower economic activity in this period. In addition, there was an increase in the mandatory minimum biodiesel content, which was raised from 12% to 14% in March 2024. Lower gasoline sales, down 5.2% on 4Q23, were caused by the typical seasonality, with peak consumption in the last quarter of each year, as well as the loss of share to hydrated ethanol on flex-fuel vehicles between quarters. On the other hand, jet fuel sales increased by 1.9% due to seasonal factors associated with the vacation period.

With regard to oil products output in 1Q24, we saw a decrease of 2.5% compared to 4Q23, mainly diesel and gasoline, due to market demand and planned outages. Conversely, jet fuel production increased by 4.5% in 1Q24 compared to 4Q23, as a result of higher seasonal demand for this product. This was the highest jet fuel output since 1Q20. Also noteworthy was the production of lubricants, which was the highest since 2Q19, as a result of the improved operational performance of REDUC units after the scheduled shutdown in 4Q23.

(1) Processed feedstock utilization factor is calculated only with oil and C5 +. Total refining plants utilization factor considers the entire load in the distillation units, consisting of oil, C5 +, waste, reprocessing, including terminals. Processed feedstock consists of oil and NGL.

(2) Processed feedstock equals fresh processed feedstock plus NGL (Natural Gas Liquids).

5

3 - Gas & Low Carbon Energies

				Variation (%)
	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Sale of Thermal Availability at Auction- Average MW	1,186	1,655	1,655	(28.3)	(28.3)
Sale of electricity - average MW	442	760	562	(41.8)	(21.4)
National gas delivery (MM m³/day)	30	32	32	(6.3)	(6.3)
Regasification of liquefied natural gas (MM m³/day)	3	3	−	−	−
Import of natural gas from Bolivia (MM m³/day)	15	16	19	(6.3)	(21.1)
Sales volume of natural gas and domestic consumption- MM m³/day	48	50	50	(4.0)	(4.0)

In 1Q24, the sale of thermal availability at auction fell 28.3% compared to 4Q23, due to the termination of contracts. Although Petrobras contributed with thermoelectric dispatch to meet the demand of the National Interconnected System, mainly as a way of compensating for the drop in supply from solar and wind generation over the days, the total electricity sales decreased by 41.8%, due to the recovery of reservoir levels during the rainy season.

Domestic gas deliveries in 1Q24 decreased by 2 million m³/day compared to 4Q23, due to the scheduled intervention on Route 1 (Mexilhão Platform) carried out throughout March, which was offset by gas imports from Bolivia and LNG. In addition, there was a reduction of 2 million m³/day in natural gas sales, mainly due to the lower demand for thermoelectric dispatch.

6

Exhibit I - Consolidated Sales Volume

				Variation (%)
Sales volume (Mbpd)	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Diesel	691	748	714	(7.6)	(3.2)
Gasoline	386	407	414	(5.2)	(6.8)
Jet Fuel	107	105	107	1.9	−
Naphtha	65	70	69	(7.1)	(5.8)
Fuel oil	37	35	33	5.7	12.1
LPG	199	203	194	(2.0)	2.6
Others	163	165	165	(1.2)	(1.2)
Oil products	1,648	1,733	1,696	(4.9)	(2.8)
Alcohols, nitrogenous, renewable and others	5	5	4	−	25.0
Oil	164	183	194	(10.4)	(15.5)
Natural gas	214	230	231	(7.0)	(7.4)
Total domestic market	2,031	2,151	2,125	(5.6)	(4.4)
Exports of petroleum, oil products and others	848	885	887	(4.2)	(4.4)
Sales of international units	38	36	47	5.6	(19.1)
Total external market	886	921	934	(3.8)	(5.1)
Grand total	2,917	3,072	3,059	(5.0)	(4.6)

Exhibit II - Net imports and exports

				Variation (%)
Thousand barrels per day (Mbpd)	1Q24	4Q23	1Q23	1Q24 X 4Q23	1Q24 X 1Q23
Net export (import)	503	621	520	(19.0)	(3.3)
Import	344	264	367	30.3	(6.3)
Oil	164	139	204	18.0	(19.6)
Diesel	87	43	70	102.3	24.3
Gasoline	25	24	39	4.2	(35.9)
GLP	53	40	34	32.5	55.9
Other oil products	15	18	20	(16.7)	(25.0)
Export	848	885	887	(4.2)	(4.4)
Oil	650	634	733	2.5	(11.3)
Fuel oil	165	161	132	2.5	25.0
Other oil products	33	90	22	(63.3)	50.0

In 1Q24, exports fell by 4.2% compared to 4Q23 due to lower exports of oil products, especially gasoline, mainly attributed to quality exchange operations in 4Q23, as well as maintenance stoppages in 1Q24. This was partially offset by an increase in oil exports, reflecting the lower need to process oil in the refineries.

There was an increase in imports of oil and oil products. Diesel imports increased in 1Q24 compared to 4Q23 due to the need to replenish inventories as a result of maintenance stoppages.

Exhibit III - Oil exports* Exhibit IV - Oil products exports*

Exhibit III - Oil exports*				Exhibit IV - Oil products exports*
Country	1Q24	4Q23	1Q23	Country	1Q24	4Q23	1Q23
China	46%	44%	42%	Singapore	19%	35%	63%
Europe	31%	28%	26%	USA	12%	50%	18%
Latam	6%	7%	22%	Others	69%	15%	19%
USA	7%	13%	2%
Asia (Ex China)	10%	8%	9%
Caribbean	0%	0%	0%

The conflict in the Middle East has caused to instability in maritime freight rates and, as a result, a change in the flow of our oil exports. Markets that are naturally served by larger ships became more attractive. We were able to exploit this arbitrage by increasing the volume of oil exported to Asian markets, especially China, and we optimized shipments on large vessels to markets such as Europe and the United States.

* Refers to exports according to the criteria of physical shipment from Brazilian coast.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer